20.0 CERTIFICATE OF AUTHOR

I, Peter Daubeny, P.Geo., a self-employed geological consultant residing at suite 402-1245 Nicola Street, V6G 2E7 do hereby certify that:

1. I graduated with a M.Sc. in mineral exploration from Queens University in Kingston, Ontario (2002) and with a B.Sc. in geology from the University of British Columbia (1994).
2. I have been employed in the geoscience industry intermittently since 1980 and continuously since graduation in 1994.
3. I have worked for both senior and junior mining companies and have taken part in the exploration for gold, base metals and diamonds in North and Central America, the Caribbean and eastern Russia.
4. I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I personally prepared, or supervised the preparation of all sections of this Technical Report. I visited the Waterbury Project area on September 10, 2009 and examined drill core from the 2006 and 2007 drill programs.
7. I have not had prior involvement with the property that is the subject of the Technical Report.
8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which would make the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1 and declare that this Technical Report on the Waterbury Property has been prepared in compliance with that instrument and form and to the best of my knowledge this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the company public files on their websites accessible by the public.

Dated this 20th day of August 2010.

Peter Daubeny M.Sc., P. Geo.

Signature of Qualified Person




PROFESSIONAL
PROVINCE
OF
P. H. DAUBENY
#29608
BRITISH
COLUMBIA
GEOSCIENTIST